MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SECOND QUARTER 2005

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the 2004 Annual Consolidated Financial Statements and the June 30, 2005 Interim Consolidated Financial Statements. All dollar amounts are expressed in Canadian dollars. The information in this document is provided as of August 24, 2005.

Overview

 What RS does: RS provides engineered solutions, developed with its proprietary input materials, equipment and processes to the composite material products market. The foundation of these solutions is the company’s patented polyurethane resin system ("Version™"). RS is continuously building on this foundation through additional patent pending and trade secret knowledge.

Introduction

RS is a Canadian company headquartered in Alberta. Since its inception in 1995 and until late 2003, the company was dedicated to the research and development of advanced resin materials. The company initially developed patented industrial coatings designed to perform in extreme environments. This product, branded and currently marketed as RSeal™, became the precursor from which RS developed its innovative Version™ resin.

RS’ engineered solutions are developed and subsequently implemented in three distinct technology platforms; namely, filament winding, pultrusion and moulding. Each of these platforms is unique in process, equipment and materials application. The utilization of our proprietary Version™ in each of these platforms requires uniquely specialized equipment and process. Once developed, these specialized solutions create new proprietary applications that result in a significant competitive advantage for RS. Examples of these technology platform applications include: in filament winding, our modular composite utility pole structure ("RStandard™"); in pultrusion, our Version™ composite conveyor rollers for heavy industrial use; and in moulding, we are still in the R&D phase.

Overview of business environment:

The composites industry has existed for more than 60 years. From their inception, composite manufactured goods have been produced primarily for two applications: structural or non-structural. Historically, the major consumer in the structural sector is the aerospace industry, which uses composites because they are extremely light weight, have high tensile strength and can withstand extreme temperatures. However, to achieve these performance characteristics, such composites require the use of expensive epoxy resins. On the other hand, nonstructural applications are used in a wide variety of consumer plastics where strength and impact resistance are not a significant criteria.  Fabricator’s Association estimates the multi-billion dollar composites industry is increasing globally in excess of 4% annually.

As users demand products that are smaller and lighter, composite manufacturers are faced with a number of challenges, including the reducing finished product weight while maintaining durability; improving the strength-to-weight ratio, reducing costs,  and minimizing  toxic emissions. As a result of Environmental Protection Agency ("EPA") restrictions on hazardous airborne pollutants (HAPs), composite manufacturers report that they are currently operating below capacity.  This situation is likely to continue until manufacturers find new avenues of regulatory compliance.

Composite products:

Composite products are made of a combination of at least two components, resin and fibre reinforcement, which are stronger together than they are on their own. The most common type of composites are polymer matrix composites (PMCs), also known as fibre reinforced polymers (FRPs). These products use a polymer-based resin as the matrix and a type of fibre, such as glass fibre, as the reinforcement. Resin, the glue that binds the fibres together, is a reactive blend of liquid chemicals that, when cured, give the finished composite product its shape and mechanical properties.

There are essentially two major groups of resins: thermoset and thermoplastic.

Thermoset resins account for more than 70% of those used to make all composite products worldwide.  The dominant resins in the thermoset category are polyester, vinyl ester, polyurethane and epoxy. Polyester resin currently has dominant market share (more than 70%). However, polyester has the weakest property characteristics, with minimal strength or impact resistance capabilities.

Our Product

As a uniquely improved alternative to conventional resins, Version™ is formulated to provide greater strength-to-weight ratio, making end products lighter and easier to handle and transport. It also provides increased impact resistance, eliminating the problem of traditional brittle composite products that are vulnerable to cracking or splitting when they are being punched, drilled or screwed. Because Version™ is 100% free of VOCs, it is non-toxic, thus eliminating emissions concerns in both the workplace and future product installation sites.  This also means that products are 100% recyclable.

The RS Business –Achievements

To summarize the current activities in RS operations we have presented the information along the technology platforms we operate:

1.

Filament Winding

•

We have identified a list of 100 significant transmission utility customers in North America and are focusing our principal market entry effort on them.

•

We are in specific discussions, at varying levels of progress, with six companies in Asia and the European Union.

•

During Q1, we successfully developed and implemented an aliphatic Version™ resin into our utility pole production system.  This is a major breakthrough in the area of ultraviolet (“UV”) protection.  This provides a better, longer lasting and lower cost solution for our product.

•

We independently tested the higher classes of pole strength of our 23-metre pole.

•

We are currently producing RStandard™ modular high-weight class utility poles in our Edmonton plant (with existing equipment) for lengths up to 23 metres.

•

The commissioning of our Calgary plant and equipment is continuing.  The new equipment deliveries have commenced.

2.  Pultrusion

The main activity in this technology platform continues to be developing of composite material product applications which provide the most benefits from our proprietary Version™ resin.  In this technology platform, we do not produce end products, but work in joint venture or special customer relationships with pultrusion composite material producers.  The end result of our efforts is a Version™ resin sale.

3.  Moulding

The main activity in this technology platform continues to be the early ongoing research and development efforts necessary to arrive at a Version™ resin solution that changes the existing pot life and viscosity characteristics to permit the manufacture of large shapes, such as marine hulls and large automotive parts.  In this technology platform, we do not produce end products as such, but are planning to work in joint venture or special customer relationships with existing large moulding composite material producers.  The end result of our efforts is a Version™ resin sale.

•

We have identified and are in preliminary initial discussions with potential strategic partner(s) to advance this platform’s development.

Selected Financial Information

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Product Revenues	$226,734	$113,414	$309,685	$314,567
Net Loss	(4,634,285)	(2,743,049)	(8,504,271)	(5,628,741)
per share (1)	(0.06)	(0.05)	(0.11)	(0.10)

			June 30, 2005	December 31, 2004
Total assets			$17,941,197	$9,229,248
Total long-term liabilities			1,433,599	606,362
Working capital			7,125,917	1,384,417

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

The above annual information has been prepared in accordance with Canadian generally accepted accounting principles and is reported in Canadian dollars.  Therefore, these measures may not be comparable to similar measures presented by other issuers who use non-GAAP measures.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Significant accounting policies and methods used in preparation of the financial statements are described in note 2 of the 2004 Consolidated Financial Statements.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual results could differ materially from the estimates and assumptions.  The following critical accounting policies are impacted by judgements, assumptions and estimates used in preparation of the June 30, 2005 Interim Consolidated Financial Statements.

Revenue Recognition

Revenue from product sales is recognized upon delivery, since title has passed to the customer, persuasive evidence of an arrangement exists, performance has occurred, receivables are reasonably assured of collection, customer specified test criteria have been met, and the earnings process is complete.  The Company has no further performance obligations other than its standard manufacturing warranty.

The Company sells nearly all its products on a “F.O.B. Plant” basis and all the risk of loss is assumed by the customer once the product has left the Company’s plant.  For those less common situations where the Company bears the risk of loss until the product has arrived at the customer’s location, the Company defers recognizing the revenue associated with the transaction until confirmation of receipt of the goods is obtained.

Interest income from investments is recognized as it is earned.

Bad Debt Provision

We record a bad debt provision related to accounts receivable that are considered to be impaired.  The provision is based on our knowledge of the financial condition of our customer, the aging of the receivables, the current business environment, and historical experience.  If any of our customers have insufficient liquidity, we may encounter significant delays or defaults in payments owed to us by our customers.  A change to these factors could impact the estimated provision and the bad debt expense recorded in general and administrative expense.

Inventory Valuation

Raw materials are stated at the lower of weighted average cost and replacement cost.  Work in process and finished goods inventories are stated at the lower of cost and net realizable value.

Long-lived Assets

We perform our annual impairment test on long-lived assets in the fourth quarter of each year and more frequently if events or changes in circumstances indicate that an impairment loss by have been incurred.  We estimate the useful lives of capital based on the nature of the asset, historical experience and the terms of any related supply contracts.  The valuation of long-lived asset is based on the amount of future net cash flows that these assets are estimated to generate.  Revenue and expense projections are based on management’s estimates, including estimates of current and future industry conditions.  A significant change to these assumptions could impact the estimated useful lives or valuation of long-lived assets resulting in a change to depreciation expense and impairment charges.  We recorded long-lived asset impairment charges in 2004.  Future impairment tests may result in further impairment charges.

Research and development

The Company is engaged in research and development work and the costs of such are expensed as incurred, unless they meet the criteria for deferral established by Canadian generally accepted accounting principles.  Management assesses the applicable criteria on an ongoing basis.  Research and development costs are reduced by any related government assistance and tax incentives.  No amounts have been capitalized.

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not, the asset will not be realized.

RESULTS OF OPERATIONS

Revenues:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Product Revenue	$226,734	$113,414	$309,685	$314,567
Other income	49,794	17,547	126,313	36,987
Total Revenue	$276,528	$130,961	$435,998	$351,554

Percent Change	1.111529		0.240202

The company’s market development and sales efforts for the quarter ended June 30, 2005 has been the sale of Version resin and utility poles. Product revenues were in line with management expectations for this period.  In the last quarter of 2004, the company refocused its attention on the opportunities in the utility pole market for transmission poles.  This primary focus has continued throughout the first and second quarters of 2005.

Quarter ended June 30, 2005

Revenue from product sales increased 100% compared to the second quarter of 2004.  Revenue for the first half of 2005 has decreased slightly from the same period in 2004.  The product mix has changed from the previous periods.  Utility poles and products accounted for 90% of revenue compared to % - nil in the second quarter of 2004 and Version™ coatings sales accounted for 3% of revenue compared to 42% of sales in for the second quarter 2004. Hockey sticks sales accounted for 1% of sales compared to 58% of sales in the second quarter 2004.

Other revenues included interest earned during the quarter ended June 30, 2005.  Interest income was $49,562 compared to $16,000 (June 30, 2004).   Other revenues for the first half of 2005 increased by 242% from the same period in 2004.

Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Cost of sales	$172,592	$10,589	$257,068	$14,608
Direct and product development	2,210,701	1,189,864	3,845,419	2,235,111
Marketing and business development	1,069,899	226,547	1,632,633	507,103
General and administrative	1,286,237	954,949	2,654,171	2,273,570
Stock based compensation	(36,028)	346,901	136,697	639,806
Interest and other charges	21,353	(4,640)	25,809	623
Amortization of capital assets	203,170	68,722	405,583	156,884
Amortization of intangibles	-	81,078	-	154,159
(Gain) loss on sale of capital assets	(17,111)	-	(17,111)	(1,569)
Write down of inventory
Total Operating Expenses	$4,910,813	$2,874,010	$8,940,269	$5,980,295

Percent change	70.87%		49.50%

Cost of Sales:

Cost of sales of $172,592 has increased over the second quarter 2004, $10,589.  This increase is due, in part, to sales of utility poles and increases in sales of resins and coatings.   Cost of sales has increased in the first half of 2005 due to the change in product mix from the same period in 2004.

Direct and product development:

The increase in direct and product development costs is related to research and development and start-up of the Calgary plant in the second quarter of 2005.  Direct and product development costs for the first half of 2005 increased by 72% from the same period in 2004.

Marketing and business development:

Marketing and business development expenditures increased from $226,547 (June 30, 2004) to $1,069,899 (June 30, 2005) due to the increased business focus on market entry and development.  During 2005, the Company entered into negotiations with various parties to establish manufacturing facilities based in foreign countries and incurred expenditures of $369,330. Furthermore, the Company incurred additional expenditures during July 2005 of $939,549 in these business development ventures. For the first half of 2005 marketing and business development expenditures increased by 222% from the same period in 2004.

General and administrative:

General and administrative costs are higher in Q2 2005 compared to Q2 2004 ($1,286,237 and $954,949 respectively) primarily due to increased personnel to implement commercialization process.  General and administrative costs for the first half of 2005 increased by 17% from the same period in 2004.

Stock Based Compensation:

Stock based compensation was lower in Q2 2005 compared to Q2 2004 (($36,028) and $346,901 respectively) due to fewer options granted and vested in 2005 and adjustments made in Q2.  Stock based compensation for the first half of 2005 decreased by 79% from the same period in 2004.

Amortization:

Amortization expense increased for June 30, 2005 compared to June 30, 2004 by $134,448 due to the increased investment in capital assets.  Amortization of intangibles is nil in June 30, 2005 because of the impairment charge recognized in the last quarter of 2004.  Amortization expense increased 159% in the first half of 2005 compared to the first half of 2004.

Gain on sale of property, plant & equipment:

During the second quarter, the Company sold the land and building for $4,000,000 and immediately leased back the property.  The Company realized a gain of $905,885 which is being recognized over the term of the ten year lease.  As a result, $17,111 has been recognized as gain on sale in the second quarter ended June 30, 2005.

Liquidity and capital resources:

The Company’s main source of cash flow to date has been through the issuance of securities.  This dependence on issuing securities and the lack of sufficient cash reserves to sustain the Company for a period in excess of twelve months has required management to include a “Going Concern” note in our financial statements.  The going concern concept is dependent on the ability of an entity to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  In February 2005 the Company completed a private placement for gross proceeds of $9,999,919 and in the second quarter of 2005 shareholders and brokers exercised warrants for gross proceeds of $4,921,772.  The associated transaction costs related to this private placement was $561,172. In addition, the Company received $236,863 in proceeds related to stock options exercised during the first six months of 2005. Management believes that these cash resources, in addition to 2005 operating and planned financing activities, will be sufficient to sustain the company.

The Company intends to secure additional funding through the issuance of shares during fiscal 2005 via private placements and through existing shareholders exercising their warrants.  The February 2005 private placement has 4,347,791 outstanding warrants with exercise prices of $1.65 per share if exercised on or before August 15th, 2005 and $2.00 per share if exercised after August 15th, 2005, but on or before February 14th 2006.  On August 18, 2005, the Company issued 2,290,964 common shares pursuant to the exercise of warrants related to this private placement issuance in February, 2005.  The exercise price for the issuance of these common shares was $1.65 per share for total gross proceeds of $3,780,091.  The exercise of all of the remaining warrants would generate $4.1 million.

Working capital:

Working capital as at June 30, 2005 is at $7,125,917 and in the opinion of management, the Company in conjunction with expected returns from operations, and the execution of planned financings will have sufficient working capital to continue with its expansion and operational plans.

Long-Term Debt:

The company is obligated to repay these costs commencing on March 1, 2006 and is to be repaid at the rate of 1.9% of gross quarterly revenues and will continue to be repaid until either the Company has fully repaid the amounts contributed by NRC or until December 1, 2010.  For the year ended December 31, 2004 the Company had received a total of $498,263 from the NRC.

At December 31, 2004 the company recognized a deferred lease inducement that will be recognized as income over the life of the relevant lease.  The company also acquired furniture and plant equipment with the proceeds of capital leases.  The portion of the leases that is repayable in future periods is $98,016.

Capital expenditure program:

The Company expects to have significant capital additions of production equipment and facilities during the next fiscal year.

These capital expenditures will be financed with working capital, cash flow from operations and proceeds resulting from share financings.

Contractual obligations:

The Company has entered into commitments related to office leases as well as capital leases to finance office furniture and plant equipment.  The minimum rent and lease payments payable for each of the next five years and thereafter is as follows:

	Expected Payment Date
Obligation	2006	2007	2008	2009	2010	Thereafter	Total
Operating Leases	$ 690,543	$ 537,724	$ 487,380	$ 498,894	$ 498,894	$ 1,863,131	$ 4,576,566
Capital Lease	101,668	75,857	26,551	Nil	Nil	Nil	204,076
Equipment Commitments	1,200,000	Nil	Nil	Nil	Nil	Nil	1,200,000

Summary of Results

	3 Months ended June 30, 2005	3 Months ended March 31, 2005	3 Months ended December 31, 2004	3 Months ended September 30, 2004
Product Revenue	$226,734	$82,951	$12,761	$38,358
Net Loss	(4,634,285)	(3,869,987)	(5,792,669)	(3,392,244)
Basic loss per share[1]	(0.06)	(0.05)	(0.07)	(0.06)
	3 Months ended June 30, 2004	3 Months ended March 31, 2004	4 Months ended December 31, 2003	3 Months ended August 31, 2003
Product Revenue	$113,414	$201,153	$453,156	$82,194
Net Loss	(2,743,049)	(2,885,692)	(3,136,457)	(1,769,042)
Basic loss per share[1]	(0.05)	(0.05)	(0.07)	(0.04)

(1)

Loss per share is calculated using a monthly weighted average of shares outstanding.  The effect of the exercise of outstanding options and warrants would be anti-dilutive and therefore the numerator and denominator for the calculation of diluted loss per share are the same as basic loss per share.

Risks Related to Our Financial Condition:

We have a history of losses, and we cannot provide assurance that we will operate profitably in the future.

We are in the commercialization stage of our resin and end-product business and therefore, are subject to the risks associated with early stage companies, including uncertainty of revenues, markets and profitability and the need to raise additional funding.  We are committing, and for the foreseeable future will continue to commit, significant financial resources to marketing, product development and research.  Our business must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stage of development, particularly companies in relatively new and evolving markets such as composites.  We have not earned profits to date and cannot provide assurance that we will achieve, or be able to sustain, profitability in the future.  Our success will ultimately depend on our ability to generate revenues from our product sales, such that our business development and marketing activities may be financed by revenues from operations, instead of outside financing.

We depend upon our senior management.  Any loss of the services of our senior management could negatively affect our business.

Our success depends, to a significant extent, on the performance of a number of our senior management personnel and other key employees.  In particular, we depend upon the services of Greg Pendura and Paul Giannelia.    To the extent that the services of any of our key personnel become unavailable, we will be required to retain other qualified persons.  We may not be able to find a suitable replacement for any such person.

We will likely require additional financing.

In February 2005, we completed a private placement of Common Shares and warrants to purchase Common Shares, for aggregate gross proceeds of approximately $9.9 million and in May 2005 our shareholders and brokers exercised warrants for aggregate gross proceeds for $4.9 million, which we expect will be sufficient to finance our budgeted operating costs, development, marketing and anticipated discretionary expenditures for the immediate future.  However, in order to accelerate our growth objectives, we will likely need to raise additional funds from lenders and equity markets in the future.  Our ability to arrange such financing in the future will depend on our business performance as well as the prevailing capital market conditions.  If we are unable to raise additional funds when needed, our business will be adversely affected.  In addition, if we issue Common Shares in order to obtain additional financing, control of our company could change and shareholders will encounter additional dilution.

We depend on third party supply and transportation systems, and any disruptions could impair our ability to compete in the marketplace.

The chemical industry is sensitive to raw material, manufacturing and shipping costs.  Many input chemicals used to manufacture thermosetting resins are commodities with pricing directly dependent on supply, demand and the cost of underlying raw materials, in particular oil and gas, as well as agricultural by-products. Although we could obtain raw materials from many other suppliers in the marketplace, such suppliers may be unwilling to sell us raw materials upon acceptable terms and conditions.

Third parties may infringe upon or misappropriate our intellectual property, which could impair our ability to compete effectively and negatively affect our profitability.

Our success depends upon the protection of our technology, trade secrets and trademarks.  Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technology and other assets.  To protect our rights to our intellectual property, we rely on a combination of trade secret protection, trademark law, confidentiality agreements and other contractual arrangements.  The protective steps we have taken may be inadequate to deter infringement or misappropriation.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our commercial success may depend, in part, on our ability to avoid infringing on patents issued to others.  Although we are not aware of any action or threatened action alleging patent infringement or improper use of proprietary information by us, if we have to defend any such claims, we could incur substantial costs, and our management resources could be diverted.

Competition in the markets for our products and technology is intense.  We may not be able to compete effectively in these markets, and we may lose current customers and fail to attract new customers.

We may not be able to compete successfully against current and future competitors, and the competitive pressures we face could harm our business and prospects.  Broadly speaking, our products will be alternatives to traditional thermoset resins, such as polyester and epoxy, and traditional building products, such as wood, steel, concrete and aluminium.  As such, we will compete with these options.  Our direct competition comes substantially from larger companies.  Some of these companies have products that are intended to compete directly with our products.  In addition, companies against whom we do not presently directly compete are planning to become competitors in the future.  This could occur either through the expansion of our products or through product development undertaken by other companies in the area of composites.

Our lengthy sales and integration cycle could cause delays in revenue growth.

The inability to sell our products to new customers on a timely basis, or delays by our existing and proposed customers in the testing and adoption of our products, could limit revenue and harm our business and prospects.  Our customers will need to evaluate our products.  In addition, our customers may need to adopt a comprehensive sales, marketing and training program in order to effectively integrate our products.  For these and other reasons, the cycle associated with establishing sales for our products, and integrating our products, can be lengthy.

Implementation delays could cause delays in revenue growth.

Most of our customers will be in a testing or preliminary stage of utilizing our products and may encounter delays or other problems in the introduction of our products.  A decision not to do so, or a delay in implementation, could result in a delay or loss of related revenue or could otherwise harm our business and prospects.  We will not be able to predict when a customer that is in a testing or a preliminary use phase will adopt a broader use of our products.

If we are unsuccessful in developing markets, our business will be adversely affected.

The market for our products is relatively new and continues to evolve.  If the market for our products fails to develop and grow, or if our products do not gain broad market acceptance both by processors, such as pultrusion and filament winding, and end users, our business and prospects will be harmed.  The adoption and use of our products will involve changes in the manner in which businesses have traditionally used such products within their processing systems.  It is difficult to predict with any assurance, the present and future size of the potential market for our products.  Our ability to achieve our goals also depends upon rapid market acceptance of future enhancements to our products.

We must develop new products and technology and enhancements to our existing products and technology to remain competitive.  If we fail to do so, we may lose market share to competitors.

The composite industry is susceptible to technological advances and the introduction of new products utilizing new resin formulas and processing technologies.  Further, the composite industry is subject to changing industry standards, market trends and customer preferences, and to competitive pressures which can, among other things, necessitate revisions in pricing strategies, price reductions and reduced profit margins.  Our success will depend on our ability to secure technological superiority in our products and maintain such superiority in the face of new resin formulations, the advance of thermoplastics and new processing technologies and products.  While we believe that our products will be competitive, we cannot provide assurance that our products will be commercially viable or that further modification or additional products will not be required in order to meet demands or to make changes necessitated by developments made by competitors which might render our products less competitive, less marketable, or even obsolete over time.

We may encounter product deficiencies which could be detrimental to our reputation.

Difficulties in product design, performance and reliability could result in lost revenue, delays in customer acceptance of our products, and/or lawsuits, and would be detrimental, perhaps materially, to our market reputation.  Serious defects are frequently found during the period immediately following the introduction of new products or enhancements to existing products.    If our internal quality assurance testing or customer testing reveals performance issues and/or desirable feature enhancements, we could postpone the development and release of updates or enhancements to our current products, future products or improvements in our products.  We may not be able to successfully complete the development of planned or future products in a timely manner, or to adequately address product defects, which could harm our business and prospects.  In addition, product defects may expose us to liability claims, for which we may not have sufficient liability insurance.  A successful suit against us could harm our business and financial condition.

Government regulation and environmental considerations could delay or prevent product offerings, resulting in decreased revenues.

We are and will continue to be subject to certain legislation and regulations dealing with the environment and the composite industry.  There is no certainty about the extent or direction of future regulation in this area and adverse legislation dealing with the impact of composites on the environment or the transportation of goods could adversely affect the sale of current and future products.

We believe that we are in full compliance with all applicable environmental legislation and regulations.  However, there can be no assurance that our products are free of all VOC's or other harmful products, that our products comply with all existing environmental legislation and regulations, or that our products will be in compliance with all environmental legislation and regulations enacted in the future.

We are not currently subject to other direct regulation by any government agency, other than applicable securities laws, regulations applicable to businesses generally and laws or regulations directly applicable to the composite industry.    We cannot provide assurances that any new legislation or regulation will not be enacted, nor that the application of laws or regulations from jurisdictions whose laws do not currently apply to our business will subsequently become applicable.

If we are unable to manage our growth effectively, our revenues may not increase, our cost of operations may rise and we may remain unprofitable.

We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls.  Our ability to manage our growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.  While management believes that it will have made the necessary investments in infrastructure to process anticipated volume increases in the short term, we may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses.

Exchange rate fluctuations may harm our results of operations.

We do not engage in any hedging or currency trading activities.  Our business activities are conducted in Canadian and U.S. dollars and our assets and liabilities are recorded in Canadian dollars.  Approximately two thirds of our sales revenue are in U.S. dollars and the majority of our costs of sales and administrative costs are in Canadian dollars.  We have no U.S. dollar denominated assets.

Expansion into the United States and other markets outside of Canada could strain our financial position.

We will invest significant financial and managerial resources to expand our sales and marketing operations into the United States and, possibly, other foreign countries. Should we find it necessary to do so, the cost of opening new offices in the United States and abroad and hiring new personnel for such offices could significantly decrease our profitability, if such new offices do not generate sufficient additional revenue.

Some of our directors are engaged in other activities which may pose potential conflicts of interest.

Certain of our directors and officers are engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest.  These conflicts of interest could result in some of our directors or officers competing against us.

Note regarding forward-looking statements

Certain information regarding Resin Systems Inc. set forth in this document, including management’s assessment of the Company’s plans and future operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, environmental risks, the lack of availability of qualified personnel or management, stock market volatility and ability to access capital from internal and external sources.  The Company’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive there from.  The Company undertakes no responsibility to update the information provided herein.